One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax
Megan N. Gates | 617 348 4443 | mgates@mintz.com	www.mintz.com
April 15, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549
Attention: Jennifer Riegel, Esq.
Re:	OXiGENE, Inc. Registration Statement on Form S-3 Filed March 31, 2010 File No. 333-165826
Ladies and Gentlemen:
     On behalf of OXiGENE, Inc. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated April 6, 2010 from Jeffrey Riedler, Esq. of the Staff to Peter J. Langecker, M.D., Ph.D., the Company’s Chief Executive Officer (the “Comment Letter”) relating to the above-captioned Registration Statement (the “Registration Statement”). The Registration Statement relates to the resale of securities issued in a private placement of common stock, $0.01 par value per share, and warrants to purchase common stock (the “Offering”).
     As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
General
     1. Comment: You are seeking to register the resale of your Series A Warrants and Series C Warrants, but not the resale of your Series B Warrants and Series D Warrants. Please tell us why you are not seeking to register the resale of your Series B Warrants and Series D Warrants.
     Response: The Company is not seeking to register the resale of its Series B Warrants and Series D Warrants because, by agreement with the holders of the securities purchased in the Offering, the Company is not obligated to apply to list the Series B Warrants and the Series D Warrants for trading on the Over-the-counter Bulletin Board (the “OTCBB”). By contrast, the
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
April 15, 2010

Company is obligated to apply to list the Series A Warrants and the Series C Warrants on the OTCBB. In order to be accepted to trade on the OTCBB, a security must be registered under the Securities Act of 1933, as amended. As a result, in order to meet the obligation to have the Series A Warrants and the Series C Warrants listed for trading on the OTCBB, the Company seeks to have the resale of the Series A Warrants and the Series C Warrants registered on the Registration Statement.
     2. Comment: Your legal opinion states, “Series C Warrants have been duly authorized and reserved for issuance, and, when issued upon exercise of the Series B Warrants in accordance with their terms, will be validly issued and constitute legal, valid and binding agreements of the Company.” Since your Series C Warrants will not be issued until the Series B Warrants are exercised, it is premature to register the resale of the Series C warrants and the shares underlying the Series C warrants at this time. Please revise your registration statement to remove from registration the Series C Warrants and the shares of common stock underlying these Series C Warrants. Please also revise your disclosure to clarify that these Series C Warrants are not outstanding and are not being registered for resale.
     Response: Please note that the Series C Warrants were issued at the closing of the Offering, as indicated in the description of the offering on page 5 of the prospectus (under “Private Placement of Common Shares and Warrants.” The disclosure in our legal opinion incorrectly conveyed the impression that the Series C Warrants had not been issued, whereas in fact they have been issued. The Series C Warrants are simply not exercisable until the Series B Warrants have been exercised. We have revised our legal opinion to clarify that the Series C Warrants have indeed been issued and to correct this misimpression.
     3. Comment: You are seeking to register the resale of the shares of common stock underlying some of the Series A Warrants, Series B Warrants, Series C Warrants and Series D Warrants, but not all the shares of common stock underlying these warrants. Please revise your disclosure throughout your registration statement, including your registration fee table and selling securityholder table, to clearly state the number of shares of common underlying your Series A Warrants that are registered for resale on this registration statement. Similar disclosure should be made for the shares of common stock underlying your Series B Warrants and Series D Warrants.
     Response: The Company has revised the disclosure throughout the registration statement, including in the registration fee table and the selling securityholder table, to indicate the specific numbers of shares of common stock underlying each of the Series A Warrants, Series B Warrants, Series C Warrants and Series D Warrants that are being registered for resale on this registration statement.
Private Placement of Common Shares and Warrants, page 5
     4. Comment: In connection with your Series B Warrants, Series C Warrants and Series D Warrants you refer to “the date on which [your] stockholders approve the issuance of shares in the transaction.” In each instance, please revise your disclosure to clarify whether you are seeking to have your stockholders approve the exercise of the respective warrants or the private placement that occurred on March 12, 2010. Please also disclose why you are seeking to have

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
April 15, 2010

your stockholders approve the issuance of shares. For example, are you seeking this approval in connection with a stock exchange rule and/or a change of control provision?
     Response: We have revised the disclosure on page 7 of the prospectus to clarify further that the Company will be seeking stockholder approval of the issuance of shares pursuant to the exercise of the warrants issued in connection with the Offering in order to satisfy NASDAQ Marketplace Rule 5635(d), which requires stockholder approval of the issuance of shares in an amount exceeding 19.9% of a listed company’s issued and outstanding shares at a price that is less than the greater of the book or market value of such shares.
     5. Comment: You disclose that your Series B Warrants and Series C Warrants are exercisable upon the earlier of the six month anniversary of the closing date or the date on which your stockholders approve the transaction. Since these warrants may be exercisable prior to date upon which your stockholders approve the transaction, please expand your disclosure to disclose the consequences if the shares of common stock underlying the warrants are issued without stockholder approval.
     Response: We have revised the disclosure on pages 6 and 7 of the prospectus in order to clarify that the Company will not be permitted to issue shares upon exercise of the warrants if such issuance would cause the Company to exceed the number of shares of common stock that are issuable without violating NASDAQ Marketplace Rule 5635(d), as described above in the response to Comment 4.
Incorporation of Certain Documents by Reference, page 24
     6. Comment: We note that your registration statement incorporates by reference materials from your Annual Report on Form 10-K for the year ended December 31, 2009. This filing does not contain information in Part III that is required by Form 10-K. Please amend your filing to include Part III information, or file a proxy statement to incorporate this information into your filing by reference. Your filing must be complete before we take final action on the registration statement.
     Response: The Company supplementally advises the Staff that it intends to file an amendment to its Annual Report on Form 10-K, in order to incorporate the information required by Part III of the Annual Report on Form 10-K into the Registration Statement by reference, within the next few business days.
     7. Comment: Please revise your filing to incorporate by reference your Form 8-K filed on April 5, 2010. See Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.
     Response: The Company has revised the Registration Statement to incorporate by reference the Form 8-K filed on April 5, 2010.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
April 15, 2010

Exhibit 5.1
     8. Comment: Please revise your legal opinion to include all securities which you are seeking to register on your registration statement. For example, it does not appear that you have included your 6,578,945 Series A Warrants to purchase common stock or the Rights to purchase common stock in this legal opinion.
     Response: We have revised our legal opinion to include all securities which the Company is seeking to register on the Registration Statement.
     In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4443. Thank you for your time and attention.
Sincerely,
/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission
Jeffrey Riedler, Esq.
Suzanne Hayes, Esq.

OXiGENE, Inc.
Peter J. Langecker, M.D., Ph.D.
D. Clinton Webb, Esq.
James B. Murphy

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.